Enterra Energy Trust Announces

2006 Financial and Operating Results

Calgary, AB - March 26, 2007 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) today announced its financial and operating results for the three months and full-year ended December 31, 2006.

2006 Highlights:

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Average total production increased by 60% to 12,352 boe/day in 2006, compared to 7,741 boe/day in 2005;

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Revenues increased to $244.4 million, a gain of 55% over 2005;

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Exit production volumes increased to 12,442 boe/day, 34% higher than the 2005 exit rate of 9,282 boe/day;

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Operating expenses decreased by 3% to an average of $11.17/boe in 2006 from $11.55/boe in 2005;

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Funds from operations increased by 22% to $86.1 million, compared to $70.5 million in 2005;

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Proved and probable reserves increased by 44% to 27.4 mmboe at the end of 2006 compared to 19.0 mmboe at year end 2005;

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Undeveloped land holdings increased by 22% to 294,449 net acres in 2006 from 241,028 net acres in 2005;

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Expansion into the U.S. with the purchase of approximately 5,700 boe/day of production in Oklahoma;

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Refinancing of $337.3 million in bridge loans through the issuance of $178.3 million in trust units and convertible debentures and with drawings on $200 million in new bank credit facilities;

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Diversification of the asset base with production divided approximately 60/40 between Canada and the U.S. and 60/40 between natural gas and oil plus NGL;

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Participation in the drilling of 45 development wells (13.1 net) with an overall success rate of 100%; and

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Implementation of a commodity price risk management program that generated net hedging gains of $12.4 million and increased the average price received per boe of production by approximately 6%.

“Enterra diversified and grew its production base in late 2005 with the acquisition of High Point Resources and again in the first part of 2006 with the purchase of the Oklahoma Assets,” said Keith Conrad, President and CEO.  “The combined effect of those acquisitions positively impacted many aspects of our financial and operating results.  Average production increased by 60% to 12,352 boe/day, and the Trust exited the year with sales volumes of approximately 12,442 boe/day, an increase of 34% over 2005.”

“2006 marked the successful culmination of a profound transition that began in mid-2005.  While we faced a number of challenging situations that required difficult but necessary decisions, we concluded the year as a much stronger and better positioned company,” continued Mr. Conrad.  “Enterra now stands revitalized and poised to pursue opportunities for enhanced long-term stability and growth.”

Operational Summary for the Full Year and Fourth Quarter 2006:

The Trust’s average production for 2006 increased by 60% to 12,352 boe/day from 7,741 boe/day in 2005.  The increase largely reflects the acquisition of High Point Resources in August 2005, the purchase of the Oklahoma Assets during the first and second quarters of 2006, and the subsequent development of both sets of properties.  Production for the fourth quarter also was positively impacted by the acquisitions, with an increase of 20% to 11,905 boe/day, compared to 9,883 boe/day in the fourth quarter of 2005, with a year end exit rate of 12,442 boe/day.  The balance between commodities also improved for the year with an oil to gas sales mix of 41% oil and NGL and 59% natural gas, compared to 70% oil and NGL and 30% natural gas in 2005.

Total revenues for the year ended December 31, 2006 increased by 55% to $244.4 million from $158.1 million a year ago.  Higher gas revenues accounted for almost all of the increase, reflecting substantially higher natural gas sales volumes attributable to the Oklahoma Assets, offset by a 20% decrease in the average price for natural gas received by the Trust (10% decrease after hedging gains).  Oil and NGL revenues were relatively unchanged in 2006 compared to 2005.  A 6% decrease in liquids volumes was largely offset by a 6% increase in the average price received by the Trust (5% increase after hedging losses).  Revenues in the fourth quarter increased 11% to $56.0 million from $50.6 for the fourth quarter of 2006.  Similar to the results for the full year, the increase was largely due to a 73% increase in natural gas volumes attributable to the purchase of the Oklahoma Assets, tempered by a 11% drop in the overall average price per boe received by the Trust (9% decrease after hedging gains) as well as lower production within the Canadian asset base.

Per unit operating expenses decreased year-over-year by 3% to $11.17/boe from $11.55/boe for the comparable period last year.  While total operating expenses increased to $50.4 million in 2006 from $32.6 million in 2005, the assets purchased in Oklahoma have an overall lower operating expense which resulted in a lower unit production expense.  Operating expenses increased to $16.04/boe in the fourth quarter 2006 compared to $12.11/boe in the same period last year, reflecting operating problems in Oklahoma, high workover expenses in Canada and the timing of the realization of certain operating costs within 2006.   For 2007, average unit operating expenses are expected to be more in line with the 2006 full year average.

General and Administrative expenses for the year increased by 97% to $20.4 million or $4.52/boe from $10.3 million or $3.66/boe in 2005.  The change is attributable to the expanded size of the Trust and the associated increase in the number of staff to manage and administer its assets and operations.  G&A expenses for the fourth quarter of 2006 increased to $7.6 million from $3.0 million or $6.95/boe from $3.29/boe per for the same period in 2005.  The increases reflect higher year end costs, such as for reserves reports, audit and employee compensation, and expanded office space.  For 2007, year end costs are expected to have a smaller impact as they will be realized over the entire year rather than in a single quarter.

Funds from operations in 2006 increased by 22% to $86.1 million compared to $70.5 million in 2005.  The increase was mainly due to the increased funds generated by the Oklahoma Asset acquisitions.  It was partially offset by higher interest expense associated with the interim financing arrangements, comparably lower prices for natural gas and increased general and administrative costs.  Funds from operations in the fourth quarter however, decreased by 51% to $9.6 million from $19.5 million compared to the fourth quarter of 2005.

Cash of $90.5 million was paid to unitholders through distributions for the year ended December 31, 2006 resulting in a payout ratio of 105% of funds from operations. The payout ratio for the year was above the target range announced in July 2006 of 60% to 70% due to the higher level of distributions paid in the first seven months of 2006 and in part due to weaker commodity prices during the later part of the year.  Cash of $19.6 million was paid to unitholders through distributions in the fourth quarter of 2006 resulting in a payout ratio of 205%.  In January 2007, the Trust reduced its distributions to US$0.06/unit.  Had the trust paid that level of distribution during the fourth quarter the payout ratio would have been 102%.  While that ratio also is above the target range, G&A costs and interest expenses are considered to have been unusually high in the period and are expected to decrease in 2007.

For the year ended December 31, 2006, the net loss was $64.2 million, compared to net income of $1.0 million for the comparable period in 2005.  For the fourth quarter of 2006, the net loss increased to $69.2 million from $12.9 million.  The net losses are attributable to higher interest expense and higher depletion and depreciation costs that included ceiling test write downs in both the U.S. and Canada cost centres, totaling $44.5 million after-tax.  Approximately two thirds of the write downs resulted from a reduction in reserve values due to lower forecast commodity prices and higher forecast operating expenses, and to a minor extent poorer reservoir performance. In the U.S. cost centre the changes primarily reflect increases in forecast operating costs and to a lesser extent poorer reservoir performance. In the Canada cost centre the lower reserve values are only attributable to lower forecast commodity prices and higher forecast operating costs. The write downs are non-cash items and do not indicate a material change to near term production performance.

SUMMARIZED FINANCIAL AND OPERATIONAL DATA (in thousands except for volumes and per unit amounts)
	Three months ended December 31,			Years ended December 31,
	2006	2005	Change	2006	2005	Change

Revenues	$56,043	$50,602	11%	$244,408	$158,097	55%
Average sales (boe/day)	11,905	9,883	20%	12,352	7,741	60%
Exit sales rate (boe/day)	12,442	9,282	34%	12,442	9,282	34%
Cash provided by operating activities	$26,163	$19,575	34%	$64,485	$68,120	(5%)
Funds from operations (1)	$9,558	$19,519	(51%)	$86,117	$70,545	22%
Net earnings (loss)	$(69,189)	$(12,937)	435%	(64,239)	$970	(6,723%)
Net earnings (loss) per unit - basic	$(1.40)	$(0.37)	278%	$(1.46)	$0.03	(4,967%)
Weighted average number of units outstanding – basic	49,415	35,358	40%	44,142	29,534	49%
Average price per barrel of oil	$55.64	$56.83	(2%)	$62.13	$58.47	6%
Average price per mcf of natural gas	$7.91	$8.82	(10%)	$7.53	$8.40	(10%)
Production expenses per boe	$16.04	$12.26	31%	$11.17	$11.55	(3%)

(1) Funds from operations is a non-GAAP financial measure.  See non-GAAP financial measures section of the MD&A for a reconciliation of this measure.

The audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis for the year ended December 31, 2006 are accessible on Enterra’s website at www.enterraenergy.com and are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.  Unitholders may request to receive these materials by mail, free of charge, by contacting Investor Relations by email at info@enterraenergy.com, or by phone at (877) 263-0262.

Conference Call & Webcast

Management will host a conference call today, Monday, March 26, 2007 at 11 a.m. ET/9 a.m. MT to discuss these results.  Investors who wish to participate can access the call using the following numbers: 416-644-3416 or 1-800-588-4942.  The call will be audiocast and archived on Enterra’s web site at www.enterraenergy.com.  After opening remarks, there will be a question and answer session for analysts and institutional investors.

A taped rebroadcast will be available to listeners following the call until April 4, 2007 at midnight.  To access the rebroadcast, please dial 416-640-1917 or 1-877-289-8525, followed by passcode 21222283#.

Non-GAAP measures

This press release and the Management’s Discussion and Analysis contain the term “funds from operations”, which is a non-GAAP term.  The Trust uses this measure to help evaluate its performance.  The Trust considers it a key measure for the ability of the Trust to repay debt, make distributions to unitholders and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance.  Funds from operations, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation for funds from operations to cash provided by operating activities can be found in the non-GAAP financial measures section of the MD&A.

Certain Financial Reporting Measures

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

This news release contains statements about anticipated completion of acquisitions, the benefits of such acquisitions, the ability of management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Enterra and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, completion by Enterra of its acquisition of the remaining Oklahoma assets, the anticipated benefits of the acquisitions, the ability to integrate the operations of the acquired entities, the ability of management to achieve the anticipated benefits, the ability to refinance the bridge facilities through the issuance of debt or equity on terms favorable to Enterra or at all, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Enterra cautions that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect Enterra's operations or financial results, are included in Enterra's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra assumes no obligation except as required by securities laws, to update forward-looking statements should circumstances or management's estimates or opinions change.

Enterra calculates its proven and probable reserves in accordance with Canadian National Instrument 51-101. Canadian disclosure standards concerning oil and gas reserves and options differ from those of the SEC. Enterra is subject to the reporting requirements of the US Securities Exchange Act of 1934, as amended and consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC's standards for inclusion in documents filed with the SEC. (In addition, throughout this news release, Enterra makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts.)

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of Enterra in any jurisdiction.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com

www.enterraenergy.com

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